Exhibit (a)(2)

BLUE OWL

Board Recommendation for Unsolicited OBDC II Tender Offer

March 13, 2026

Dear valued partner,

We are reaching out to you directly to keep you informed about recent developments involving OBDC II. Today, OBDC II announced that its Board of Directors has unanimously recommended that shareholders reject the unsolicited minority tender offer from Cox Capital Partners and Saba Capital for up to 8,000,000 shares of OBDC II for approximately $30 million (less than 7% of outstanding shares). The offering price represents a discount of approximately 33.2% to net asset value ("NAV")[1] .

We strongly recommend advising clients to REJECT Cox and Saba's offer and NOT tender their shares. To reject the offer, shareholders can simply not respond and disregard any offer materials they may receive.

The Board went through a thorough process to reach this recommendation:

- Consulted with members of management and its financial and legal advisors.
- Reviewed the terms and conditions of the offer.
- Considered other information related to the fund's historical financial performance, portfolio of assets and future opportunities.

We believe shareholders should reject this offer for the following reasons:

- **The offer price is at a significant discount to NAV.** This is an attempt to exploit OBDC II shareholders by purchasing their shares at a 33.2%[1] discount, well below the NAV of OBDC II shares. The Board and management have already stated that the Company has taken significant steps to return capital to shareholders at no discount to fair value.

- **Cox and Saba's offer price is inadequate, arbitrary and substantially undervalues OBDC II's assets and ongoing access to liquidity.** The Board, amongst other things, evaluated the offer's significant discount to NAV (33.2%)[1] and considered an inadequacy opinion from BofA Securities, Inc., which concluded the offer price is inadequate for OBDC II shareholders from a financial point of view.[2] In contrast, Cox and Saba conducted no independent analysis of their offer to ensure fairness.
- **Tendering will prohibit OBDC II shareholders from receiving future distributions and realizing any appreciation in the value of their shares in the future.** With respect to tendered shares, these shareholders will forfeit their ownership interest in a high-performing portfolio and all future distributions, including return of capital distributions, associated with that portfolio.

How Superior Value is Already Being Delivered

OBDC II has a proven track record of strong performance, delivering a 9.1% annualized return[3] since inception, consistently outperforming leveraged loan indices. The Board is also already taking specific significant action to return capital to OBDC II shareholders: OBDC II shareholders are expected to receive payments equal to 50% or more of OBDC II's net assets[3] in 2026. This includes a return of capital distribution representing 30% of NAV[3] to be paid on or before March 31, 2026. In addition to the regular monthly dividend, OBDC II will prioritize additional return of capital distributions to shareholders on a quarterly basis of 5% or more.

Thank You

Blue Owl remains focused on maximizing value for OBDC II shareholders and protecting their interests through the disciplined execution of our investment strategy. Putting investors first is at the heart of everything we do. Your trust, capital, and long-term commitment are the foundation of our business, and every decision is made with your clients' interests in mind.

If any of your clients have tendered their shares into the Cox and Saba tender offer, we recommend they immediately withdraw from the offer. Email OBDCIICoxSabaTO@dfking.com to request a withdrawal form.

If you have any questions, please reach out to your Blue Owl representative or contact ServiceDesk@blueowl.com.

Sincerely,
Your team at Blue Owl

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1. Based on OBDC ll’s reported] NAV per share as 01 February 24, 2026, less the return 01 capital distribution of $2.50 payable 011 or be,ore March 31 , 2026, to shareholders of record as 01 March 24, 2026. 2. The Board considered the fact that, on March 12, 2026, Bo1A Securities rendered an oral opinion to the Board, subsequently confirmed in writing, that, as of the date o,such opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be paid to the holders of shares (other tha11 Cox and Saba and their affiliates) pursua11t to the offer was inadequate from a financial point of view to such holders. The full text of the wrttten opinion, dated March 12, 2026, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken 11vith such opinion, is attached as Exhibit (g)(1} to OBDC ll’s 14ITJ-9. Bo,A Securities provided its opinion for the information and assista11ce of the Board in connection with its consideration ofthe offer. The opinion 01 BofA Securities is 11ot a recommendation as to wll:ether or 11ot any shareholders should tender Slid! shares in co11nection with the offer or any other matter. 3. As of Elecember 31, 2025. FOR FINANCIAL PROfES.S.IONAL USE. NOT FOR FURTIHIER DISTR[BUTION. PROPRIETARY AND CON Fl DENTIA L. This communication is ,or in,ormational purposes only and is not an offer or a solicitation to sell or subscribe for any fund and does not co11stitute investment, legal, regulatory, business, tax, financial, accounting or other advice or a recommendation regarding Blue Owl Capital Inc. (“B lue OWi”), its affiliates and investment program, funds sponsored by Blue Owl, inclt1di11g the Blue Owl Credit, Real Assets, and GP Strategic Capital Funds (collectively the “Blue Owl Funds”) as well as investment held by the Blue Owl IFllnds. The information provided herein is not directed at any particular investor or category of investors and is provided solely as general information about Bille Owl producits and services to reglllated financial intermediaries and to othenNise provide general inv,estment edt1cation. No information contained herein shollld be regarded as a suggestion to engage in or refrain from any investment-relate-cl course of action. All investments are subjec,t to risk, including the loss of the principal amount invested, as well ais substantial fees and costs, all of which can impact an investor’s return. Within the Un ited States and Canada, securities are offered thronigh Blue Owl Sect1rities LLC, member of FINRAJSIPC, as Dealer Ma1rnger. Copyright© Blue Ov;rl Capital Inc. 2026. All rights reserved.